Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: BellSouth Corporation
Commission File No.: 1-8607
Call to Action with Stan Sigman and Ralph de la Vega
Audience: Cingular Directors and above (614 participants)
Moderator: Tim Klein
Date: March 7, 2006
Time: 2:00 p.m. Eastern time.
See disclaimer language at end of this transcript
Operator: Good afternoon. My name is Lou Ann and I’ll be your conference operator today. At this time I’d like to welcome everyone to the Call to Action with Stan Sigman conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question and answer session. If you’d like to ask a question during this time, simply press star and the number 1 on your telephone keypad. If you’d like to withdraw your question, press the pound key. Thank you. Mr. Klein, you may begin your conference.
Tim Klein: Thank you Lou Ann, and thank you all for joining us for this special edition of our Call to Action session with Stan and Ralph de la Vega. Stan and Ralph asked us to schedule this session so that they could share information and answer some of your questions about the announced AT&T and BellSouth merger. Stan and Ralph will share some remarks, after which you’ll have the opportunity to ask some questions through the conference bridge. When you do that I suggest you use your first name and your location and the area of the business that you’re in. At the appropriate time, Lou Ann the operator will come back on and give us instructions for how to ask a question. Now, I’m pleased to turn the call over to our CEO Stan Sigman.
Stan: Thank you Tim, good afternoon everyone, and good morning I suppose to those of you on the West coast that are listening in. I appreciate you taking time to be with us today to talk to... to visit with what I believe is a very smart and important move that is being made with the acquisition of AT&T purchasing BellSouth. If you have anxieties about this transaction or if you have concerns about this transaction, you have no one within Cingular to blame but me, because I very much wanted this to happen. I believe that this transaction is very positive for the shareholders of both companies, but more importantly, I am convinced this transaction is good for Cingular, for the Cingular customers, for the Cingular employees, and for the good of all of our stakeholders that deal with Cingular. This is something that I’ve wanted to happen for some time, and I’m pleased that it’s happening now, and the sooner the better.
Proprietary/Confidential.

What it’s important that we all understand is this is not a merger of wireless assets. The wireless assets of these two companies were merged together five years ago in the year 2000. This is a merger of the holding companies of the two companies that owned Cingular going from two holding companies to one holding company, and it is also a merger of their wireline assets. So again, it is not a merger of the wireless assets. That was done five years ago.
This is another smart move on the behalf of BellSouth and AT&T. They’ve made many many smart moves in their heritage, but they started in the wireless industry with many acquisitions they’ve made. And then they put those assets together in the year 2000, then another smart move is they took those assets to purchase AT&T Wireless and now they brought this ownership from two to one. This isn’t something that was done to Cingular. This is something that was done for Cingular. This was something that was done to take away complexities that we had with strategic decisions, technology decisions, overlaps of brand, etc. for the betterment of Cingular. That’s why this was done. This is why I’m so supportive of it.
The reason we’re having this call today is to try to answer any concerns or questions you may have about this transaction and to get your focus behind this issue and get us focused, make sure we remain focused on what is important to us. What is important to us is that we fulfill the promises that we have made. Our owners have made big investments in wireless. They continue to make big investments in wireless. With the AT&T acquisition, with the investments they put in our networks, our products and services last year, that they’re investing in products and services and customer experiences this year, and now in the premium they’re paying to bring these two companies together, those are all investments that they’re making believing we’ll deliver on the business plans we’ve committed to.
What is important is that we stay focused on the plans that we have. Our vision has not changed for this company. Our vision remains to become the most highly regarded wireless company in the world, driven by execution around sales and service. Our strategic imperatives... the four strategic imperatives do not change. The 14 key initiatives do not change. The four Rs and the metrics that we measure our success by do not change. All of that is the same. And we must stay focused on that because that delivers the promise. The promise that we’ve made to our parents of what we will do from the investment they’ve put in us.
And if we meet our promises we have no concern about our future and the control of our future. I would assume that there are some people out there that when this transaction was named, or declared, became paranoid that this may take some controls away from our domain and our future. I have no concerns, no concerns about that as long as we deliver on our promises. They didn’t make this investment to change the way we’re running this business. They made this investment to make it better for us the way we run this business. And if we deliver on our promises, we will control our future. We’ll have the credibility in the future as we do today to control our future. If we fail on our promises, then we will
Proprietary/Confidential.

have earned the right for management to come in and take control from us and give us oversight. We will have earned that.
How do we avoid that? Stay focused on the business plan and the objectives we have today. Again, the vision, the imperatives, the key initiatives, the metrics, have not changed. This is not a merger of wireless companies. This is a merger of our owner companies.
Finally I’m sure there’s a lot of questions about the brand. This is an opportunity to bring us to a competitive advantage with Verizon on using one brand. We were at a disadvantage. We were at a disadvantage. We weren’t able to leverage the branding and the messaging they did for their telephone company, for their holding company across their wireless company. Now we can. Now we can. The three companies together were spending well over $2 billion in advertising. Over $2 billion in advertising to support three brands. And that’s not necessary. That’s not cost-effective. But more importantly, we can get more messaging out there with our brand, with less money, if we have one common brand, just as Verizon does.
Oh, and by the way, are we attaching ourselves to a good brand? Fortune magazine last week through a poll of independent business people declared AT&T as the most highly regarded telecommunications company in the world. The holding company itself is already what we aspire our wireless assets to be. The most highly regarded. We’re attaching ourselves to a good brand. A brand that represents integrity, longevity, quality, and it’s highly regarded. And it’s global in nature. So all of this is a positive. I would not be so supportive of this if it weren’t positive. I love this company. I protect this company. And I would only do something I think is good for this company, and I believe, I know, this transaction is good for this company.
So I wanted to visit with all of you. You are our pivotal leaders out in the field and in this company. Our pivotal leaders. You have to believe that. You have to talk about this today... let’s talk about it as much as you want to. And then let’s get it off our radar scope and let’s get back to executing on the business plan we have and fulfilling the promises that we’ve made.
Ralph, have you got anything to add?
Ralph: Yes, I’d just like to echo what you’ve said, Stan, and reinforce the one thought that I think is really important here. I think this kind of a merger is going to help us achieve all of our long-term objectives. We’re now part of a company that’s 300,000 people strong, unparalleled market capitalization, the capability we’re going to have to leverage that large a scale to drive technology, to drive innovation, to make sure that what we want to do is what gets done across an industry, across a country or even across the world, I think it’s going to be unparalleled. So, I view it as a help to all of our strategic imperatives, to all of our all key initiatives, and yes we’re going to have to do some re-branding of our stores, but you know what, we know how to do that pretty darn well. We did it very well last time, we will do it again. The change in the brand doesn’t
Proprietary/Confidential.

concern me. What concerns me is that we keep focused by making sure we give great service to our customers. That we continue to execute on our plans. That we deliver on our financial results that are such a big part of both companies today. Just think about this... today we are 42 percent of BellSouth’s revenues. So when AT&T buys BellSouth, they’re really buying Cingular, and Stan said this is a combination of the wireline assets more so than the wireless assets. The wireless assets have already been combined.
I’m looking forward to the day that it gets done, but in the meantime I’m going to work just as hard as I ever have to make sure that we are successful in delivering this year’s plan and this year’s financial results.
Tim: Alright, with that, Lou Ann, we can open it up for questions. Again, the only thing I ask is that you give your first name and your question, and Lou Ann if you wouldn’t mind giving directions on how individuals can ask their questions at this time.
Lou Ann: Certainly. At this time I would like to remind everyone if you’d like to ask a question, please press star and the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.
Your first question comes from the line of Mike Stephens. Go ahead sir your line is open.
Mike Stephens: Good afternoon gentlemen. Thanks for taking time with us. Some of the press seems to be somewhat skeptical on the regulatory approval and the timetable. Can you comment on that please?
Stan: Sure, Mike. I can tell by your accent you must be from Boston, huh? (laughter)
Mike: No sir, I’m not.
Stan. The guidance that we’re giving is 12 months. We’re hopeful and optimistic that we can do that sooner and we want to do it as soon as we can. It has to go through approval at the Justice Department, at the SEC and certain state overviews. Some of the nine states that BellSouth operates under. Again, we’ve been through this many times through the approval process so we know what to anticipate. We know what we must do and we’re going to move fast on this. And hopefully we’ll get it less than 12 months. But the guidance we’re giving is 12 months.
Ralph: Mike and the rest of you on this call, you’re going to hear some negative things from people that even opposed our merger, like the Consumers Union. They opposed our merger with AT&T Wireless and they’re still opposing this. But there’s an incredible number of people that think this is absolutely the right thing to do, and it will benefit investors, employees and customers. Even here in Atlanta, our Atlanta’s own Clark Howard, who is a consumer activist, thought it would be a good thing because it may lower overall prices on DSL long term. We’re going to get people out there who are not going to like it, but I think they’ll be in the minority.
Proprietary/Confidential.

Lou Ann: Once again, ladies and gentlemen, if you’d like to ask a question, please press star and the number 1 on your telephone keypad now.
Stan: did we scare you guys off? Is there anybody out there?
Lou Ann: Your next question comes from the line of Mark Collins.
Luis: Stan, this is actually Luis Gonzalez in Boston. My question to you sir is will we truly be a converged company or business unit with similar support systems, or will AT&T Wireless continue to be a separate entity.
Stan: We’ll be a standalone entity subsidiary of AT&T. As much as possible, we want to convert the customer experience particularly around converged devices and converged network experiences when we call IMS and IP network, so when we converge the customer experience, we want to do that, but we’ll be a standalone company just like we were before we formed Cingular when we were separate companies within Bellsouth and within SBC, and just as Verizon Wireless is within Verizon. Does that answer your question?
Luis: Yes sir it does. Thank you.
Lou Ann: Your next question comes from the line of Clark Coles.
Clark: Good afternoon, gentlemen.
Stan: Hi Clark.
Clark: AT&T doesn’t really have any retail presence. Do you see using our wireless stores to sell some of their products and services in the future?
Stan: They do today. It may be surprising to some of you but AT&T has employees in several of our stores today selling DSL services and landline services. And this will give us an opportunity to continue to expand that. BellSouth is in several of our stores where they actually have their employees in our stores selling their services. I think that’s the smart thing to do. We need to look how we leverage all of the assets of this new company to the betterment of our go-to-market, our market opportunities out there.
Ralph: I tell you in both cases, we’ve been pretty successful. The model of having an in-store rep from either BellSouth or SBC has demonstrated that it works well. Stan and I were in a store in Schaumburg in Chicago and they were doing a very nice job of selling DSL in that store. And in the case of BellSouth, they’ve been really selling Long Distance well and all the other added-on features in the markets that we have. So I think it’s going to be a case to leverage these opportunities in the future, Clark.
Clark: Thanks.
Proprietary/Confidential.

Lou Ann: Your next question comes from the line of Michael Metcalf.
Michael: Good afternoon Stan and Ralph. I’m from Philadelphia. One of the first things when I heard about the announcement on Sunday was just the confusion to our customers. We went from... we had SBC bought AT&T, when AT&T... in this particular market we went from two networks to a gold network. We’ve completed our integration. I think the response to the quality in our network has been very positive and now we’re going back to AT&T. I’ll assume there’s going to be a really good marketing campaign and education to our customers.
Stan: Well, Mike, in Philadelphia we’ve gone through a lot of brand changes. I was talking to a group this morning about the experience we have with brand changes. When I started my career in wireless, it was Southwestern Bell Mobile Systems. And then we bought Cellular One and we had that brand. And we bought Comcast Cellular, and we changed that brand to Cellular One. And then we bought PacBell and PacBell Mobile Services. Then we bought Ameritech Wireless and then we bought SNET Cellular Services. And then we put all of that together and we formed Cingular. And then we did the AT&T/Cingular brand. So we have a lot of experience in going through brand changes and brand transitions, and I think we’re pretty good at that.
But I’d remind you Mike, I’m really pleased with the traction that we’re getting in Philadelphia. I’m pleased when I see the churn levels that we’re getting there, the satisfaction levels we’re getting out of the customers there, and I don’t believe it’s because of our brand. I believe it’s what we’ve done around the four strategic imperatives, I believe it’s around the quality of the network we’re giving there, once we integrated that network. I believe it’s around the compelling products and services that we’re introducing, from RAZR phones to SLVR phones to the MEdia releases to Push to Talk. I believe it’s around the improvements we’ve made in our customer care, calling rates improvements that we’ve made. And I believe it’s around the rationalization we’ve done with our distribution channels. And that’s all reflected around improved churn and sales and everything that we talked about when we were up there just a week ago. But I don’t think the brand did that. I think it’s the four strategic imperatives, the 14 key initiatives that did that, and that’s why it’s so important that we stay focused on those.
Lou Ann: Your next question comes from the line of Elizabeth Arnold.
Elizabeth: Hi. I’m wondering if you can speak to what you think the strong benefits will be in the markets where our parent companies don’t sell landline services, such as the northern central and the northeast, and second do you envision us becoming publicly traded.
Stan: Hi Elizabeth. The advantage we will have in the northeast is the power of the AT&T branding and advertising. For years I’ve visited the northeast and I would always hear about the disadvantage we have over Verizon, that we didn’t get the lift from the brand advertising from their telephone company like Verizon Wireless did. That issue goes away. We will now get the advantage of that brand advertising. When they do the
Proprietary/Confidential.

Pebble Beach golf tournament. When they do the Olympics. They have an all-time high brand spending rate going on right now around AT&T brand. If we were on that brand, we would get that lift. So that’s the lift we get in the Northeast from this that we don’t have today, by going to that common brand.
And to answer your question of being a company, absolutely. We will be a public company because we’ll be 100 percent owned by AT&T, already a public company.
Lou Ann: Once again, ladies and gentlemen, if you’d like to ask a question, please press star and the number 1 on your telephone keypad. Your next question comes from the line of Steven Skinner.
Steve: Afternoon Stan, I’m just downstairs from you in Atlanta. When we acquired or merged with AT&T Wireless, during a pretty lengthy time period, there was severe restriction on communication between us and AT&T Wireless personnel. Do you envision anything of that nature occurring during this acquisition?
Stan: Thank you Steve for asking that question because it’s an important point that we need to make. Until this merger is approved we need to continue our relationships with our two parent companies just as we did last week at this time. Nothing changed. We do not to be accused of what is referred to as gun-jumping, assuming that this merger has been approved. We need to continue our relationship, our interface, work with them just as we have in the past. It’s been a friendly, open relationship. They own us today. All we’re doing is going from two owners to one owner. So we’ll continue to work with those owners today. But the conflicts that we have that sometimes come up between what is in the best interest of an AT&T shareowner vs. a BellSouth shareowner, those conflicts go away. Cause you know what? Now it’s all the same. All those shareholders become the same shareholder. This is strictly a stock exchange transaction. And the conflicts you have over what is best over wireline vs. wireless, that conflict goes away, because it’s now the same shareholder owning both the assets. So now we get into the more logical, more informed debates about what is best for the customer and what is best for the shareholder. We don’t have a conflict anymore. Verizon can’t say that, by the way. They will continue to have a conflict because what is best for their wireline may not be what is best for their 45 percent owner called Vodafone in their wireless assets.
Lou Ann: Your next question comes from the line of Barry Rabinowitz.
Barry: This question is for both Stan and Ralph. I’m wondering if at this point you can say anything about specifically your roles and positions as far as remaining at the helm of Cingular for the next couple of years.
Stan: Unless somebody fires us for failing to deliver on our promises, Ralph and I... this transaction has no changes for us. I fully plan and Ralph fully plans we will be here through this year and through next year. We have no visions of changing unless we get fired. Right Ralph?
Proprietary/Confidential.

Ralph: We don’t intend to get fired. We’re going to deliver on those three year plans, right? (laughter)
(PAUSE)
Stan: AT&T And BellSouth wouldn’t have made a $41 billion acquisition of AT&T Wireless if they weren’t confident in their management and their leadership team. You don’t do that. AT&T wouldn’t have made this investment, they didn’t make this investment to get access lines in nine states. They made this investment to increase their shareholders’ exposure to wireless and the opportunities in wireless. They wouldn’t have done that... wouldn’t have paid $67 billion, if they weren’t confident in the management team and the leadership team that they have in Cingular. And the leadership is not just Ralph and myself. It’s all of the leadership team. It’s all of the management team. It’s the people we’re talking to today. That’s why we’re talking to you today. You are the pivotal managers and leaders in this business. And they have confidence in that, or they wouldn’t have made this investment. And that’s why it’s so important that we fulfill the promises that we’ve made to them so they’ll continue to have that confidence in you and in me. We don’t need to worry about what may happen a year from now with this new company. We need to worry about what’s happening now. What we’re doing about our job now. And if we do that, then the future is bright... we don’t need to be concerned about the future. We just need to deliver on the promises today.
Lou Ann: Your next question comes from the line of Terry Stenzel.
Terry: The question was already asked.
Lou Ann: Your next question comes from the line of Eric Manikowksi.
Eric: Hi Stan and Ralph. You mentioned in your recorded message Stan on Sunday and again on today’s call that Fortune magazine cited AT&T as the most highly regarded communications company in the world. My understanding is that measurement is based on feedback from executives and directors at Fortune 1000 and global 500 companies. Do we have similar measurements from consumers and if so, what do those measurements tell us.
Stan: I’m not aware of similar measurements from consumers. This is the poll that Fortune has done for years that goes out and polls the Fortune 1000 companies and I’m not aware that there is something from consumers.
Ralph: Not for the combined company that just recently formed.
Lou Ann: Once again, ladies and gentlemen, if you’d like to ask a question, please press star and the number 1 on your telephone keypad now. Mr. Klein, there are no further questions at this time.
Proprietary/Confidential.

Tim: Alright we thank you for your participation. Stan and Ralph, do you have closing comments before we end the call?
Ralph: I’d just like to say first of all thanks for the good results we’re beginning to see this year. It looks like we’re firing on all cylinders. Lots of good momentum in sales. Good momentum in churn. Good churn in building the network and doing all the things we know are the critical things for us to be successful this year. So I’d encourage our people to stay focused and not let this get to be a distraction with you or your front line people, and continue to do the things that we know will lead us to success.
Stan: Let me thank you for what you did for us, for the company in 2005 and thank you for the strong start that we have in 2006. We’re asking a lot of all of us in 2006. More than we asked in 2005. Asking more of myself, more of Ralph, and more of you. But I’ve never been more encouraged about what I think the future holds for all of us in Cingular. We have high goals and high aspirations for what we want this company to be. But I can clearly see the pathway to achieve our aspirations. I can see the momentum that’s coming into this business. This is starting to happen. And there’s not anything that keeps us from being successful unless it’s the failure to execute and you and I control the execution in this company. So let’s keep it going, I wish you the best, hope to see you soon. Have a good day.
Tim: Just one final note for everybody. There will be an e-mail that will summarize this call and also provide you with information for a playback if you’d like to share it with some of those that haven’t been on the call. Again, that information will be available to you as well as a link that if you have any additional questions that you need responses to, if you would forward your questions to that line, we’ll get them turned around for you.
With that, our call is completed. Stan, Ralph, thank you both. And I’ll turn it back to you Lou Ann.
Lou Ann: Thank You. This concludes today’s conference call. You may now disconnect.
Proprietary/Confidential.

Cautionary Language Concerning Forward-Looking Statements
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.
The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
NOTE: In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, including a joint proxy statement/prospectus of AT&T and BellSouth, and AT&T and BellSouth will file other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement, including the joint proxy statement (and all amendments and supplements to it) and other materials when they become available because they contain important information. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.
AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.